UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rhino Resource Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y103

(CUSIP Number)

Bryan H. Lawrence

Rhino Resource Partners Holdings LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76218Y103

(1)	Names of Reporting Persons RHINO RESOURCE PARTNERS HOLDINGS LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,000,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,000,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 38.7% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Percentage of class calculated based on 12,905,799 total outstanding common units of the Issuer as of March 17, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 24, 2017.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (“Common Units”), of Rhino Resource Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 424 Lewis Hargett Circle, Suite 250 Lexington, KY, 40503.

Item 2. Identity and Background.

a) This statement is filed by Rhino Resource Partners Holdings LLC, a Delaware limited liability company (the “Reporting Person”).

b) The principal business address of the Reporting Person is 410 Park Avenue, 19th Floor, New York, New York 10022.

c) The principal business of the Reporting Person is investing in equity securities of coal companies. Information regarding the executive officers, directors or other control persons of the Reporting Person is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 30, 2016, the Reporting Person, the Issuer, Rhino GP LLC, a Delaware limited liability company and general partner of the Issuer (“Rhino GP”), and Royal Energy Resources, Inc., a Delaware corporation (“Royal”) entered into an Option Agreement (the “Option Agreement”). Pursuant to the Option Agreement, the Issuer issued to the Reporting Person 5,000,000 Common Units (the “Call Option Premium Units”) in exchange for the grant of an option to acquire approximately 97% of the issued and outstanding stock (the “Armstrong Stock”) of Armstrong Energy, Inc., a Delaware corporation (“Armstrong”), currently owned by the members of the Reporting Person (the “Call Option”). The Issuer may exercise the Call Option (i) no earlier than the earlier to occur of (A) January 1, 2018 and (B) the termination of the Issuer’s revolving credit facility and (ii) no later than December 31, 2019. Upon exercise of the Call Option, the Issuer will issue to the Reporting Person that number of additional Common Units, which when added with the Call Option Premium Units, will result in the Reporting Person owning 51% of the fully diluted common units of the Issuer, in exchange for the Armstrong Stock. The Issuer’s ability to exercise the Call Option is conditioned upon, among other things, sixty (60) days having passed since the entry by Armstrong into an agreement with its bondholders to restructure its bonds.

Additionally, pursuant to the Option Agreement, the Issuer granted to the Reporting Person a put option (the “Put Option”) whereby the Reporting Person has the right, but not the obligation, to cause the Issuer to acquire the Armstrong Stock from the Reporting Person under the same terms and conditions discussed above for the Call Option. The exercise of the Put Option is conditioned upon, among other things, the entry by Armstrong into an agreement with its bondholders to restructure its bonds.

The foregoing description of the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Option Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2017, and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Other than as described in Item 3, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 5,000,000 Common Units, representing 38.7% of the outstanding Common Units of the Issuer (based on 12,905,799 total outstanding common units of the Issuer as of March 17, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 24, 2017).

(b) The Reporting Person is the record and beneficial owner of 5,000,000 Common Units and has the sole power to vote or direct the vote or to dispose or direct the disposition of such Common Units.

(c) Except as otherwise described herein or in any exhibit filed hereunder, the Reporting Person has not effected any transaction in the Common Units during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 2.1	Option Agreement dated as of December 30, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2017

RHINO RESOURCE PARTNERS HOLDINGS LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Manager

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Person are set forth below:

Name and Business Address	Capacity in which Serves the Reporting Person	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Manager	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC (1) 410 Park Avenue 19th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Manager	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Manager	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

(1)	Yorktown Partners LLC is a private investment manager that, together with its affiliates and affiliated funds, invests exclusively in the energy industry with an emphasis on North American oil and gas production and midstream businesses.